

August 24, 2011

<u>Via E-Mail</u>
Robert L. Trinka
Chairman, President and Chief Executive Officer
Physicians Healthcare Management Group, Incorporated
700 South Poinciana Boulevard, Suite 506
Miami, Florida 33166

> **Re:** **Physicians Healthcare Management Group, Incorporated**
> **Registration Statement on Form 10-12G**
> **Filed August 15, 2011**
> **File No. 000-54481**

Dear Mr. Trinka:

Our preliminary review of your registration statement indicates that it materially fails to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations under that Act, and the requirements of the form by not including current financial statements. We will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

This registration statement will become effective on October 14, 2011. If the registration statement were to become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission. We suggest that you consider filing a substantive amendment to update the financial statements to include the interim period ended June 30, 2011, or a request for withdrawal of the registration statement, before it becomes effective.

Sincerely,

/s/ Jeffrey Riedler

Jeffrey Riedler
Assistant Director